                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO._______________)*


                              INTERSYSTEMS, INC.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  460920101
                                  ---------
                                (Cusip Number)

                             WALTER M. CRAIG, JR.
                            C/O INTERSYSTEMS, INC.
        1011 HIGHWAY 71, SPRING LAKE, NEW JERSEY 07762 (732) 282-1411
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                             AND COMMUNICATIONS)

                                April 25, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 460920101
--------------------------------------------
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Walter M. Craig, Jr.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)
                                                                           --
                                                                      (b)   X
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2 (e)
                                                                      ---
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                    2,107,498 (1)

      NUMBER OF         --------------------------------------------------------
       SHARES           8     SHARED VOTING POWER
     BENEFICIALLY                   2,468,279(2)
       OWNED BY
        EACH            --------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
       PERSON                       2,107,498 (1)
        WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    --------

                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,575,777(1) See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                  ---
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
--------------------------------------------------------------------------------
(1) Includes 1,777,778 shares of Common Stock beneficially owned by Coast Capital, of which Mr. Craig is the managing director and the sole member

(2) Walter M. Craig, Jr. disclaims beneficial ownership of all shares of Common Stock owned by Messrs. Pearlman and Lawi, Helm Capital Group, Inc.("Helm") or any subsidiary of Helm.

                                  SCHEDULE 13D


CUSIP NO. 460920101
--------------------------------------------
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Coast Capital Partners, LLC.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)
                                                                           --
                                                                      (b)   X
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2 (e)
                                                                      ---
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  New Jersey
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                    1,777,778

       NUMBER OF        --------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
      BENEFICIALLY                  2,797,999(1)
       OWNED BY
         EACH           --------------------------------------------------------
       REPORTING        9     SOLE DISPOSITIVE POWER
        PERSON                      1,777,778
         WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    --------

                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,575,777(1) See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                  ---
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO (2)
--------------------------------------------------------------------------------
(1) Coast Capital Partners, LLC. disclaims beneficial ownership of all shares of Common Stock owned by Messrs. Pearlman and Lawi, Helm Capital
Group, Inc.("Helm") or any subsidiary of Helm.

(2)    Limited Liability Company.

                                  SCHEDULE 13D


CUSIP NO. 460920101
--------------------------------------------
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  HERBERT M. PEARLMAN
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)
                                                                           --
                                                                      (b)   X
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2 (e)
                                                                      ---
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                    924,957

      NUMBER OF         --------------------------------------------------------
       SHARES           8     SHARED VOTING POWER
     BENEFICIALLY                   3,650,820(1)
       OWNED BY
        EACH            --------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
       PERSON                       924,957
        WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    --------

                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,575,777(1) See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                  ---
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
--------------------------------------------------------------------------------
(1) Herbert M. Pearlman disclaims beneficial ownership of all shares of Common Stock owned by Mr. Lawi, Coast Capital Partners, LLC., Helm Capital Group, Inc. or Walter M. Craig, Jr.

                                  SCHEDULE 13D


CUSIP NO. 460920101
--------------------------------------------
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DAVID S. LAWI
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)
                                                                           --
                                                                      (b)   X
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2 (e)
                                                                      ---
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                    454,923

       NUMBER OF        --------------------------------------------------------
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY                  4,120,854(1)
        OWNED BY
          EACH          --------------------------------------------------------
        REPORTING       9     SOLE DISPOSITIVE POWER
         PERSON                     454,923
          WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    --------

                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,575,777(1) See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                  ---
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
--------------------------------------------------------------------------------
(1) David S. Lawi disclaims beneficial ownership of all shares of Common
Stock owned by Mr.. Pearlman, Coast Capital Partners, LLC., Helm Capital
Group, Inc. or Walter M. Craig, Jr.

                                  SCHEDULE 13D


CUSIP NO. 460920101
--------------------------------------------
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  HELM CAPITAL GROUP, INC.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)
                                                                           ---
                                                                      (b)   X
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2 (e)
                                                                      ---
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                    1,088,399

       NUMBER OF        --------------------------------------------------------
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY                  3,487,178(1)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING        9     SOLE DISPOSITIVE POWER
         PERSON                     1,088,399
          WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    --------

                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,575,777(1) See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)
                                  ---
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
--------------------------------------------------------------------------------
(1) Helm Capital Group, Inc. disclaims beneficial ownership of all shares of Common Stock owned by Messrs. Pearlman, Lawi, Coast Capital Partners,
LLC., or Walter M. Craig, Jr.


Item 1.           Security and Issuer

        The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of InterSystems, Inc. (referred to hereinafter sometimes as the "Issuer" or "Company"), a Delaware corporation, whose principal executive offices are located at 1011 Highway 71, Spring Lake, New Jersey 07762.

Item 2.           Identity and Background

        (a) This statement is being filed jointly by Walter M. Craig, Jr., Coast Capital Partners, LLC. ("Coast Capital"), Helm Capital Group, Inc.("Helm"), Herbert M. Pearlman and David S. Lawi. Mr. Craig is managing
director and sole member of Coast Capital.   Messrs. Pearlman and Lawi are
officers and directors of Helm. The other officers and directors of Helm are Joseph J. Farley, William Lerner, John E. Stieglitz, and Daniel T. Murphy.

(2)   Residence or Business Address:

              The business address of Walter M. Craig, Jr. and Coast Capital is 1011 Highway 71, Spring Lake, New Jersey 07762.

              The business address of Helm, Herbert M. Pearlman, David S. Lawi and Daniel T. Murphy is 537 Steamboat Road, Greenwich, CT 06830.

                  The residence address of Joseph J. Farley is 78 SawMill Road, Stamford, CT 06903.

                  The address of William Lerner is 423 East Beau Street, Washington, Pa 15301.

                  The residence address of John Stieglitz is 14 Rye Road, Rye, New York 10580.

         (c)      Principal Business, Occupation or Employment

                  Walter M. Craig, Jr. is the Chief Executive Officer of InterSystems, Inc.

                  Coast Capital Partners, Inc. is engaged in making debt investments in business enterprises.

                  Helm is principally engaged in the financial services business through a wholly-owned subsidiary. Helm also maintains investments in several other entities.

                  Mr. Pearlman is President and Chief Executive Officer of Helm. He also was Chairman of the Board of the Issuer until April 25, 2001. He is also Chairman of the Board of Seitel, Inc., a New York Stock Exchange listed company having an address at 50 Briar Hollow Lane, Houston, Texas 77027.

                  Mr. Lawi is Executive Vice President and Secretary of Helm. Until April 2001, Mr. Lawi was a director of the Issuer.

                  Joseph J. Farley is retired.

                  Mr. Lerner is an attorney engaged in the private practice of law.

                  Mr. Stieglitz is Chairman Emeritus of Conspectus, Inc., a privately-held company engaged in providing consulting services to the professional investment communities in the area of executive recruiting. Mr. Stieglitz is a director of the Issuer

                  Daniel T. Murphy is the Chief Financial Officer of both Helm and Issuer.

         (d) During the last five years none of Messrs. Craig, Pearlman, Lawi, Farley, Stieglitz, or Murphy or Coast Capital or Helm has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years none of Messrs. Craig, Pearlman, Lawi, Farley, Stieglitz or Murphy, or Coast Capital or Helm has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him or it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) State of Organization and Citizenship: Coast Capital is a New Jersey limited liability company. Helm is incorporated in Delaware. Messrs. Craig, Pearlman, Lawi, Farley, Stieglitz and Murphy are all citizens of the United States.

Item 3.           Source and Amount of Funds or other Consideration

                  On April 25, 2001 the Company sold an aggregate of $1,000,000 principal amount of convertible notes in a private placement to Coast Capital, of which Mr. Craig is a managing director and the sole member. $750,000 principal amount of such notes bear interest at an annual rate equal to 11% and are convertible into shares of the Company's Common Stock at an initial conversion price of $.50 per share (the "Series A 11% Convertible Notes"). $250,000 principal amount of such notes bear interest at an annual rate equal to 13% and are convertible into shares of the Company's Common Stock at an initial conversion price of $.90 per share (the "Series A 13% Convertible Notes;" collectively, the Series A 11% Convertible Notes and the Series A 13% Convertible Notes are referred to as the "Notes"). The purchase price for the Notes was equal to their face amount. Simultaneous with Coast Capital's purchase of the Notes, it entered into a stockholders agreement with Messrs. Pearlman and Lawi and Helm, of which Messrs. Pearlman and Lawi are officers and directors, which provides that until March 31, 2006, Messrs. Pearlman, Lawi and Helm will vote their shares of the Company's capital stock to elect to the Company's Board of Directors the nominees of Coast Capital. The $1,000,000 used by Coast Capital to purchase the Notes was obtained from its working capital.

Item 4.           Purpose of Transaction.

         (a)  -  (j)

         The Company is required to offer to redeem the Notes at a 5% premium if certain events constituting a "Change in Control" of the Company occur. A "Change of Control" means the occurrence of any of the following events after the date of the issuance of the Notes: (i) any person or group (within the meaning of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") becomes the direct or indirect beneficial owner of shares of capital stock of the Company representing greater than 50% of the combined voting power of all outstanding shares of capital stock of the Company entitled to vote in the election of directors under ordinary circumstances; or (ii) at any time "Continuing Directors" (as defined below) cease to constitute a majority of the Board of Directors of the Company then in office. "Continuing Director" means, at any date, a member of the Company's Board of Directors (i) who was a member of the Board on the date of the issuance of the Notes or (ii) who was nominated or elected by the majority of directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by the majority of directors who were Continuing Directors at the time of such election.

(Under this definition, if the present Board of Directors of the Company were to approve a new director or directors and then resign, no Change of Control would occur even though the present Board of Directors would thereafter cease to be in office).

         In connection with Coast Capital's purchase of the Notes, Messrs. Pearlman and Lawi resigned from the Company's Board of Directors and the vacancies created thereby were filled by Messrs. Vogel and Werblin, who were nominated by Coast Capital. Messrs. Pearlman and Lawi also resigned as officers of the Company. Pursuant to an agreement with the Company, Coast Capital is entitled to nominate at least one additional director to the Company's Board of Directors who will be included in the nominees to be submitted to the Company's stockholders at its next meeting at which directors are to be elected, so that, if all such nominees are elected by the Company's stockholders, immediately following such meeting, Coast Capital's nominees will constitute a majority of the Company's directors. The Company has agreed that it will hold a meeting to elect new directors no later than September 15, 2001. If Coast Capital's nominees do not constitute a majority of directors by such date, it is an event of default under the Notes. Pending the election of Coast Capital's nominees, the Company is restricted from engaging in certain activities without the prior approval of Coast Capital. Simultaneous with Coast Capital's purchase of the Notes, it entered into a stockholders agreement with Messrs. Pearlman and Lawi and Helm, of which Messrs. Pearlman and Lawi are officers and directors, which provides that until March 31, 2006, Messrs. Pearlman, Lawi and Helm will vote their shares of the Company's capital stock to elect to the Company's Board of Directors the nominees of Coast Capital. In addition, Messrs. Pearlman, Lawi and Helm granted Coast Capital a right of first refusal with respect to any sales of any shares of the Company's capital stock that they beneficially own.

         Coast Capital has agreed with the Company to invest, or otherwise obtain, on or before March 31, 2002, an additional $750,000 in capital for the Company (including, as a possibility, obtaining a credit facility for the Company providing for borrowings of up to such amount) on such terms as the Company and Coast Capital agree so long as there is no default under the Notes and no "Change of Control" (as defined in the Notes) has occurred.

         Mesrrs. Pearlman, Lawi and Craig and Helm and Coast Capital may acquire additional shares or dispose of shares that they own depending upon market conditions.

         Other than as described herein, none of Messrs. Pearlman, Lawi, Craig, Helm or Coast Capital have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or ay of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer.

         (a) and (b)

         Walter M. Craig, Jr. could be deemed to have sole voting and disposition power with respect to to 2,107,498 shares of Common Stock of the issuer constituting beneficial ownership of 22.2 % of the outstanding class of Common Stock. Such shares consist of shares issuable upon exercise of options expiring November 30, 2010 and having an exercise price of $.25 per share (100,000) and upon exercise of common stock purchase warrants expiring December 31, 2001 at $2.00 per share ("Dividend Warrants")(6,035). Also includes 1,777,778 shares of Common Stock beneficially owned by Coast Capital, of which Mr. Craig is the managing director and the sole member. If the shares beneficially owned by Coast Capital are not included in the shares owned by Mr. Craig, he would beneficially own 329,750 shares of Common Stock constituting beneficial ownership of 4.3% of the Common Stock.

         Coast Capital is the sole beneficial owner of (i.e. having sole voting and dispositive power over) 1,777,778 shares of Common Stock constituting beneficial ownership of 19.0% of the outstanding class of Common Stock. Such shares consist of 1,500,000 shares issuable upon conversion of $750,000 principal amount of convertible notes due March 31, 2006 and 277,778 shares issuable upon conversion of $250,000 principal amount of convertible notes due March 31, 2006.

         Herbert M. Pearlman is the sole beneficial owner of (i.e. having sole voting and dispositive power over) 924,957 shares of Common Stock constituting beneficial ownership of 11.3% of the outstanding class of Common Stock. Such amount includes shares issuable upon exercise of stock options expiring September 2002 with an exercise price of $1.50 (the "1997 Options")(100,000), Dividend Warrants (77,551), Common Stock Purchase Warrants expiring June 2001 (45,000), Common Stock Purchase Warrants expiring October 29, 2001 having an exercise price of $1.375 per share (the "1996 Warrants")(60,000) and shares issuable upon exercise of stock options expiring December 2009 with an exercise price of $.50 per share (the "2001 Options")(300,000).

         Helm Capital Group, Inc.("Helm") is the sole beneficial owner of (i.e. having sole voting and dispositive power over) 1,088,399 shares of Common Stock constituting beneficial ownership of 14.3% of the outstanding class of Common Stock. Such amount includes 6,035 shares issuable upon exercise of Dividend Warrants.

         David S. Lawi is the sole beneficial owner of (i.e. having sole voting and dispositive power over) 454,923 shares of Common Stock constituting beneficial ownership of 5.8% of the outstanding class of Common Stock. Such amount includes shares issuable upon exercise of 1997 Options (50,000), Dividend Warrants (53,875), 1996 Warrants (60,000), and 2001 Options (150,000).

         As a result of a stockholders agreement among Messrs. Pearlman, Lawi, Helm and Coast Capital, pursuant to which Messrs. Pearlman, Lawi and Helm have agreed to vote for Coast Capital's nominees as directors of the Company, such parties could be deemed a "group" within the meaning of Section 13(d)(3). If such parties are deemed a group, it would beneficially own 4,246,057 shares of Common Stock constituting beneficial ownership of 41.3% of the outstanding class of Common Stock. If Mr. Craig were also considered part of this group, it would beneficially own 4,575,577 shares of Common Stock constituting beneficial ownership of 44.1% of the outstanding class of Common Stock. Other than such agreement to vote shares of Common Stock for Coast Capital's nominees as directors, there is no other shared voting power with respect to the shares owned by Messrs. Pearlman, Lawi, and Craig Helm and Coast Capital. There is no shared dispositive power over the shares owned by such parties; Coast Capital, however, does have a right of first refusal with respect to shares of Common Stock that Helm or Messrs. Pearlman or Lawi intend to sell. The persons named herein disclaim membership in a group and disclaim beneficial ownership with respect to any shares owned by any other member of such group (except that Mr. Craig does not disclaim beneficial ownership of the shares beneficially owned by Coast Capital).

         Mr. Stieglitz (who is a director of Helm as well as of the issuer) and Mr. Murphy (who is an officer of Helm and a director of the issuer) each have sole beneficial ownership of 33,290 shares and 25,232 shares (which includes 4,000 shares issuable upon exercise of dividend warrants), respectively. Such ownership in each instance constitutes beneficial ownership of less than 1% of the outstanding class of Common Stock.

         It is believed that Messrs. Farley and Lerner, who are directors of Helm, beneficially own a de minimus amount of shares of Common Stock.

         (c) The following transactions in the class of securities reported on were effected during the past sixty days by the persons named in response to paragraph (a):


                  (1) On April 25, 2001 the Company sold an aggregate of $1,000,000 principal amount of convertible notes in a private placement to Coast Capital, of which Mr. Craig is a managing director and the sole member. $750,000 principal amount of such notes bear interest at an annual rate equal to 11% and are convertible into shares of the Company's Common Stock at an initial conversion price of $.50 per share (the "Series A 11% Convertible Notes"). $250,000 principal amount of such notes bear interest at an annual rate equal to 13% and are convertible into shares of the Company's Common
Stock at an initial conversion price of $.90 per share (the "Series A 13% Convertible Notes;" collectively, the Series A 11% Convertible Notes and the Series A 13% Convertible Notes are referred to as the "Notes"). The purchase price for the Notes was equal to their face amount. Simultaneous with Coast Capital's purchase of the Notes, it entered into a stockholders agreement with Messrs. Pearlman and Lawi and Helm, of which Messrs. Pearlman and Lawi are officers and directors, which provides that until March 31, 2006, Messrs. Pearlman, Lawi and Helm will vote their shares of the Company's capital stock to elect the nominees of Coast Capital to the Company's Board of Directors.

                  (2) On April 1, 2001, pursuant to Mr. Craig's employment agreement that was entered into on that date, he was granted 100,000 common stock purchase options having an exercise price of $.25 per share and expiring in March 2001, which are immediately exercisable. He was also granted a total of 300,000 common stock purchase options, each expiring in March 2011 and which do not become exercisable until September 2010. Such options are comprised of six groups, each in the amount of 50,000 options and having respective exercise prices of $.25, $.50, $.75, $1.00, $1.25 and $1.50. Such 300,000 options may become exercisable prior to September 2010 based upon the Company's achieving specified levels of cumulative pre-tax earnings during the term of the contract.

                  (3) On April 25, 2001 Mr. Pearlman was awarded options entitling him to purchase 300,000 shares of the Company's Common Stock at a price of $.50 per share. Such options are immediately exercisable.

                  (4) On April 25, 2001, Mr. Lawi was awarded options entitling him to purchase 150,000 shares of the Company's Common Stock at a price of $.50 per share. Such options are immediately exercisable.

                  (5) On March 29, 2001, Mr. Pearlman purchased 45,000 shares of Common Stock in the open market at a price of $.15 per share.

         (d)      Not applicable

Item 6. Contracts, Agreements, Understanding or Relationships with Respect to Securities of Issuer.

                  Messrs. Pearlman, Lawi , Helm (of which Messrs. Pearlman and Lawi are officers and directors) and Coast Capital (of which Mr. Craig is the managing director and sole member) are parties to a stockholders agreement, pursuant to which Messrs. Pearlman, Lawi and Helm agreed, until March 31, 2006, to vote for Coast Capital's nominees to the Board of Directors. Pursuant to such stockholders agreement, Coast Capital was granted a right of first refusal with respect to sales of securities of the Issuer that any of Messrs. Pearlman or Lawi or Helm intend to sell.

                  Helm has pledged 600,000 of the shares as to which it has sole beneficial ownership to Chase Manhattan Bank as security for a loan, the maturity date of which is September 10, 2001 and the outstanding balance of which is $97,000.

                  Messrs. Pearlman, Lawi and Craig have received various options from the issuer, the terms of which are described in Item 5 above.

                  The Issuer granted Mr. Craig the right to purchase up to 200,000 shares of the Company's common stock at a price equal to the average closing sales price (as reported by the American Stock Exchange) for ten trading days prior to his election to make such purchase. Mr. Craig elected to exercise such right in full in December 2000, entitling him to acquire such shares at a price of $.23 per share. The purchase price for the shares is to be paid by the delivery of a promissory note, the principal balance of which is payable in one balloon payment on the fifth anniversary of the date the notice of election to purchase was delivered, with interest accruing thereon at six percent per annum.

Item 7.                    Materials to be Filed as Exhibits.

Exhibit 10.1      Stockholders Agreement, dated April 25, 2001, among Herbert
                  M. Pearlman, Issuer David S. Lawi, Helm and Coast Capital

Exhibit 10.2 Note Purchase Agreement, dated April 25, 2001, between the Issuer and Coast Capital.

Exhibit 99.1 Joint Filing Agreement, dated May 18, 2001, by and among Helm, Herbert M. Pearlman, David S. Lawi, Walter M. Craig, Jr. and Coast Capital

                                  SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2001
                                   COAST CAPITAL PARTNERS, LLC.



                                   By: /s/ Walter M. Craig, Jr.
                                       ---------------------------------------
                                        Walter M. Craig, Jr.

                                   HELM CAPITAL GROUP, INC.



                                   By:/s/ Herbert M. Pearlman
                                      ----------------------------------------
                                      Name: Herbert M. Pearlman
                                      Title:: President



                                   /s/ Herbert M. Pearlman
                                   -------------------------------------------
                                   Herbert M. Pearlman, Individually



                                   /s/ David S. Lawi
                                   -------------------------------------------
                                   David S. Lawi, Individually



                                   /s/ Walter M. Craig, Jr.
                                   -------------------------------------------
                                   Walter M. Craig, Jr., Individually